Mail Stop 3561

December 26, 2008

Craig J. Brown
Chief Financial Officer
The Standard Register Company
600 Albany Street
Dayton, Ohio 45408

     Re: The Standard Register Company
              File No. 001-11699
              Form 10-K: For the fiscal year ended December 30, 2007
              Form 10-Q: For the quarterly period ended September 28, 2008

Dear Mr. Brown:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 30, 2007

Item 5. Market for Registrant's Common Equity

Dividends, page 11

1. We note that dividend payments have exceeded the sum of cash provided by operating activities and cash used for additions to plant and equipment in certain recent fiscal years and that book value per share has declined each year since 2002. Please revise future filings to indicate whether you currently expect that

comparable cash dividends will continue to be paid in the future and, if not, the nature of the change in the amount or rate of cash dividend payments. Refer to Item 201(c)(2) of Regulation S-K. To the extent that you expect that comparable cash dividends will continue to be paid in the future, please revise your disclosure in liquidity and capital resources to indicate how such dividend payments will be funded.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

2. We note from your disclosure in footnote 15 to the financial statements that you measure segment profitability before restructuring, impairment, and certain pension-related expenses. We acknowledge that it is acceptable to discuss in MD&A the results of operations of your segments based upon this measure of segment profit or loss, which is analyzed by management. However, we do not believe that it is appropriate to present consolidated "Adjusted Operating Income," a non-GAAP measure of consolidated operating performance, in any context other than the SFAS 131-required disclosure in footnote 15 because this measure excludes several recurring expenses. In this regard, please discontinue presentation and discussion of consolidated "Adjusted Operating Income" in MD&A in your periodic reports and your reports on Form 8-K. Please limit your discussion of non-GAAP measures of profit or loss solely to individual segments and solely on the basis of profitability included in your segment footnote, which differs slightly from "Adjusted Operating Income." For guidance, please refer to question 21 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial measures at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm .

3. We note your discussion and analysis of costs of sales is limited to the context of gross margin, which does not address your cost of sales directly. We believe your disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs of sales on a stand-alone basis (not in the context of gross margin). Please revise as appropriate.

Segments, page 22

4. You state that your selling, general, and administrative expenses (SG&A) allocation is made based upon an evaluation of each segment's utilization of selling, support, and engineering resources. Please expand your disclosure in MD&A, as well as your segment footnote (Note 15), to more fully describe how the utilization of selling, support, and engineering resources is measured for your individual segments. In addition, disclose factors that have impacted your

segments' utilization of such resources or the allocation of related expenses in the past, or are likely to impact their utilization of such resources or the allocation of related expenses in the future. Please provide your proposed disclosure as part of your response.

5. Please expand your disclosure regarding the results of operations of your segments to provide a more detailed analysis of the changes in operating expenses recognized by your segments. For example, with regard to your "Document Management" segment, please identify specific costs savings realized by the segment in fiscal year 2007, as opposed to indicating that there were less SG&A expenses to allocate. Furthermore, please ensure that the impact of all material factors resulting in changes to your segments' gross margins, operating expenses, and operating income have been quantified.

Form 10-Q: For the quarterly period ended September 28, 2008

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

6. We note that your MD&A disclosure should discuss your results of operations for both the most recent fiscal quarter, as well as the year-to-date period. Please revise your MD&A disclosure accordingly. Refer to Instruction 5(b)(2) to paragraph 303(a)(4) of Regulation S-K for further guidance.

7. Please expand your disclosure to discuss the changes in your segments' gross margins and operating income in significantly greater detail. As part of your response, please specifically tell us why the operating income recognized by your "Document Management" segment for the 39 weeks ended September 28, 2008 increased materially, despite the decline in the amount of revenue recognized for the same period.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief